American International Group, Inc.

August 23, 2012

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	American International Group, Inc.
Registration Statement on Form S-4
Filed August 2, 2012
File No. 333-183034

Dear Mr. Riedler:

We are in receipt of your letter dated August 10, 2012 concerning the above-captioned filing of American International Group, Inc. (“AIG”). In response to your comment, we intend to file an Amendment No. 1 to the above-referenced Registration Statement on Form S-4.

AIG acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of AIG, that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and that staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review, we have repeated your comment below in bold face type, followed by the response of AIG in regular type.

Exhibit 99.1

1.	Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she “read,” “reviewed” or “understands” all of the terms of the exchange offer.

AIG Response:

Securities and Exchange Commission	-2-

AIG will delete the referenced language from the letter of transmittal in accordance with the staff’s comment. Specifically, on page 9 of the letter of transmittal, we will delete numbered item (i).

* * * * *

Thank you for your consideration of our response. If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 770-6032.

Very truly yours,

/s/ Jeffrey A. Welikson

Jeffrey A. Welikson

cc:	Robert W. Reeder III
Glen T. Schleyer
(Sullivan & Cromwell LLP)